1st FRANKLIN FINANCIAL CORPORATION

135 East Tugalo Street

Post Office Box 880

Toccoa, Georgia 30577

May 6, 2022

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:

1st Franklin Financial Corporation

Post-Effective Amendment No. 2 to
Registration Statement on Form S-1
Filed April 15, 2022

File No. 333-237642

Ladies and Gentlemen:

On behalf of 1st Franklin Financial Corporation (the “Company” or “1st Franklin”), this letter is in response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 2, 2022 (the “Comment Letter”) to the Company with respect to the above-referenced filing regarding the Company’s Variable Rate Subordinated Debentures (the “Debentures”).

As the Staff is aware, the Company is engaged in the consumer finance business, which involves making loans that are funded through the issuance of short and longer-term debt securities.  The Company is not a bank, and instead conducts its business under a structure that has been established for decades with the guidance and review of the Commission and applicable state securities regulators. For over four decades, the Company has maintained a continuous series of registration statements (and, where required, Section 10(a)(3) post-effective amendments thereto), which have been subject to review from time to time by the Commission and have repeatedly been declared effective, and which enable the Company to offer and sell securities on a delayed or continuous basis in order to conduct its business operations.  There is an extensive record of the Company’s dialogue with members of the Staff over the past several decades that has formed the basis of the Company’s offering structure and terms, the format of the Company’s registration statements, and the disclosure contained in these numerous registration statements, post-effective amendments and the prospectuses and prospectus supplements contained therein or related thereto.  The Company does not have any securities registered pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended

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(the “Exchange Act”), but the Company does file periodic reports with the Commission pursuant to the requirements of Section 15(d) of the Exchange Act.

Prior to the effectiveness of the Commission’s Securities Offering Reform rules in 2005, the Company had utilized Form S-2 for its series of registration statements.  Since 2006, the Company has utilized Registration Statements on Form S-1 to register its offers and sales on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), and during the three-year life of such registration statements the Company annually files post-effective amendments to its registration statements in order to meet its obligations under Section 10(a)(3) of the Securities Act.  As the Company is not eligible to use Form S-3 or to forward incorporate by reference, this is the process that the Company has followed and which is consistent with previous communications with the Staff.

The Comment Letter was issued with respect to the Company’s most recent Section 10(a)(3) post-effective amendment, and in fact raises comments that have been the subject of previous comments from and discussions with the Staff, and on which the Company and the Staff have reached agreement in the past, and on which the Company has relied.

The Company’s responses to the questions raised in the Comment Letter are set out below. For ease of reference, we have included the text of each of the Staff’s comments in bold-face type below, followed by our response thereto.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1

General

1.

We note that you intend to change the interest rates at the end of each interest adjustment period for the Debentures you are offering. The interest rates are material terms of the Debentures thus changes appear to represent the offer and sale of a new security given the new investment decision that will be made in connection with each interest rate adjustment. Accordingly, it appears that you will be conducting an exchange in which Debentures with the new interest rate will be exchanged for the Debentures with the old interest rate. Please tell us how you will conduct each exchange in compliance with Section 5 of the Securities Act.

Response:  One of the established features of the Debentures is that they are subject to variable interest rates and a choice of interest adjustment periods.  Those features are an essential element of the terms of the Debentures and are disclosed in detail in the registration statements and prospectuses with respect to the Debentures.  An interest adjustment period is selected by an investor from the various periods offered by the Company at the time of the investment.  We would respectfully note that the Staff previously raised this issue with the Company in a series of comment letters in 2005, and following extensive dialogue between representatives of the Company, Jones Day, its legal counsel, and the Staff, the Company adopted certain modifications to the terms of the Debentures in order to align with the Commission’s position in the Xerox Credit Corporation No-Action Letter (avail. June 16, 1983), and the Staff accepted the Company’s position that no additional registration was required in connection with the interest adjustment periods.

The following excerpts from the Company’s response letter, dated November 14, 2005, to the Staff memorialize the resolution of this issue, and the Company’s registration statement to which those comments related was declared effective shortly thereafter, on November 23, 2005:

“Established Features of the Debentures

1.

We understand management's desire to make changes to the interest rate of each security closer to the interest adjustment date, as discussed in response to comment 11.  However, the staff believes that each change to the interest rate could represent a new investment decision for investors.  In Xerox Credit Corporation, available June 16, 1983, the staff agreed that where the investor was given 20 days notice of the change, the investor's decision did not require registration.  In Xerox, the company also had limits on the movement of the rate away from a well known measuring rate.  Consequently, in order to follow the position supported by the Xerox no action letter, revise your discussion of the notice period to clarify that you will provide investors with at least 20 days notice of an adjustment date or alternatively, advise the staff on which other exemption from registration you intend to rely.

ANSWER:  Further to telephone conferences on November 8, 2005 among you and Kate McHale, of your office, and representatives of Jones Day, the Company has agreed to modify the terms of the Debentures to provide investors with, and has revised the prospectus to indicate that investors will receive, a period of at least 21 days from the date notice of a proposed interest rate adjustment in which such investors can decide whether to accept the new interest rate and retain their Debentures or redeem their Debentures.  This 21 day notice period will consist of at least 7 days advance notice of the upcoming interest rate change, and a period of 14 days after the interest adjustment date in which investors can redeem their Debentures and receive, in exchange therefor, principal plus all outstanding interest up to the date of redemption.  As described in the prospectus, redemption requests at times other than within this 14 day "grace period" after the interest adjustment date will be at the discretion of the Company.”

Accordingly, and in reliance upon the analysis and discussions with the Staff, and the statements in the Company’s November 14, 2005 response letter to the Staff on this specific issue, the Company respectfully submits to the Staff that the Company does not believe that changes in the interest rate in accordance with the established terms of the Debenture cause the Debenture to constitute a new security or involve an investment decision. Instead, the change in interest rate is solely a change in one of the variable terms of the original security, accomplished in the manner contemplated and expressly provided for at the time the security was issued. Furthermore, on the basis that a change in the variable interest rate feature of the Debentures does not constitute a new security or involve a new investment decisions, the Company respectfully submits to the Staff that the Company does not believe that any exchange of Debentures occurs in connection with any interest rate adjustment occurring in accordance with the original terms of the Debentures.

2.

You state that a prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC “as appropriate.” It is not clear that filing a prospectus supplement will appropriately update the registration statement and prospectus for purposes of the federal securities laws. Specifically, how this complies with Rule 409 under the Securities Act or establishes a new effective date for the registration statement for liability purposes. In this regard, we note that you are not eligible to rely on Rule 430B or Rule 430C. Please provide your detailed legal analysis explaining how the filing of the prospectus supplement satisfies the federal securities laws, including why you are not required to file a post-effective amendment in connection with each interest rate adjustment.

Response:  The Company acknowledges its statement in the prospectus forming a part of the Post-Effective Amendment No. 2 that “[a] prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.”  In connection with the prior discussions with the Staff with respect to these issues, it was the Staff’s stated position to the Company that interest rate adjustments must be reflected in a prospectus supplement that should be filed at the time of each interest rate adjustment.  The Staff noted that position in its comment number 2 in its letter dated September 30, 2005 to the Company, and the Company responded in its letter dated October 11, 2005, as follows:

“2.

Please confirm that the registrant will file a prospectus supplement at the time of each interest rate adjustment, which you indicate occurs each week.  Please see telephone interpretations D21 and 22.

ANSWER:  The Company confirms that it will file a prospectus supplement reflecting each interest rate adjustment in accordance with the requirements of applicable Commission telephone interpretations and Rule 424 of the Securities Act.  The cover page of the prospectus explicitly states that a prospectus supplement setting forth the then-current interest rate features will be filed weekly by the Company with the Commission.”

The Company respectfully submits to the Staff that it continues to believe that filing a prospectus supplement, in accordance with the Staff’s directive and the position stated in the telephone interpretations that were cited by the Staff at that time, is appropriate to update the registration statement and prospectus to set forth the most recently determined interest rates.

The Company also believes that filing a prospectus supplement to reflect interest rate adjustments is in accordance with Question 113.01 of the Securities Act Forms Compliance and Disclosure Interpretations, which provides that while a post-effective amendment is required to satisfy the requirements of Section 10(a)(3) of the Securities Act where a continuous offering under Securities Act Rule 415 is registered on Form S-1, “[o]ther changes to the information in the prospectus contained in the registration statement generally may be made by filing a prospectus supplement.”

3.

Please tell us how you intend to comply with the Trust Indenture Act of 1939 in regards to each interest rate adjustment. Explain whether you intend to enter into new indentures in connection with each adjustment that would require qualification under the Trust Indenture Act. If not, explain how future adjustments will be implemented under the qualified indenture and how you will communicate these to note holders.

Response:  The Company respectfully submits to the Staff that, in part based upon the prior analyses and discussions with the Staff outlined herein above, and the resulting conclusion that the effectiveness of the Debentures’ adjustable interest rate feature does not constitute a new security or involve an additional investment decision, there is no requirement to enter into any new indentures in connection with any interest rate adjustment to the Debentures.

*       *       *       *       *       *       *

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at 706.282.5549 or by email at BJG7303@1ffc.com, or our legal counsel at Jones Day, Mark L. Hanson, by telephone at 404.581.8573 or by email at mlhanson@jonesday.com.  We appreciate your assistance in this process.

Very truly yours,

1st Franklin Financial Corporation

/s/ Brian J. Gyomory

Brian J. Gyomory

Executive Vice President and Chief Financial Officer

cc:

Mark L. Hanson (Jones Day)

Justin W. McKithen (Jones Day)

A. Roger Guimond (1st Franklin Financial Corporation)